
April 29, 2025

Brian Johnston
Chief Executive Officer
NFiniTi Inc.
80 W. Liberty Street, Suite 880
Reno, Nevada 89501

      Re: NFiniTi Inc.
           Preliminary Information Statement on Schedule 14C
           Response dated April 21, 2025
           File No. 333-180164

Dear Brian Johnston:

We have reviewed your April 21, 2025 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 10, 2025 letter.

Response dated April 21, 2025

General

1.   We note your response to prior comment 1. We also note that your information statement discloses that immediately prior to the consummation of the Share Exchange Agreement, your Articles of Incorporation authorized only 450,000,000 shares of common stock and 120,000,000 shares were already issued and outstanding, leaving 330,000,000 shares authorized to issue to Summit Consumer Products, which is an insufficient number of shares to complete the issuance of all 15,788,578,500 shares under the terms and conditions of the Share Exchange Agreement, and that the reverse stock split will have the effect of creating newly available authorized shares of common stock to complete the transactions contemplated by the Share Exchange Agreement. Additionally, we note you have incorporated by reference the information required by Items 13 and 14 of Schedule 14A. As you appear ineligible to use Form

S-3, please revise your information statement to include the information required by Items 13 and 14 of Schedule 14A or provide us with a detailed legal analysis explaining why you believe you are not required to provide some or all of this information. In that regard we note the information required by Item 13(a) may be incorporated by reference to the same extent as would be permitted by Form S-3 and the information required by Item 14 information may be incorporated by reference to the same extent as would be permitted by Form S-4 pursuant to Item 14(e)(1) to Schedule14A and Form S-4 allows incorporation by reference where a company meets the requirements of Form S-3.

2.   We note your response to prior comment 2 and reissue the comment. As the transactions contemplated by the Share Exchange Agreement relate to an acquisition that will not be completed until the reverse stock split is approved, please explain the basis for coding your submission as "PRE14C" rather than "PREM14C."

        Please contact Claudia Rios at 202-551-8770 or Karina Dorin at 202-551-3763 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Energy & Transportation

cc: Thomas E. Puzzo, Esq.